UNITED STATES SECURITIES AND EXCHANGE
                         COMMISSION
                    Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                         SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or type Response)
1. Name and Address of Reporting Person
Karren    Gaylord   M.
(Last)               (First)             (Middle)
568 South Oak Dr.
                       (Street)
Woodland Hills, Utah          84653
(City)             (State)                             (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
12/18/98

3. I.R.S. Identification Number of Reporting Person, if an entity
(voluntary)
###-##-####

4.  Issuer Name and Ticker or Trading Symbol
Venturi Technologies, Inc., VTIX

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X_  Director                 _X_  10% Owner
_X_  Officer (give          ___  Other (specify
                    title below)                  below)
(Chairman and C.E.O)

6. If Amendment, Date of Original
(Month/Day/Year)
N/A

7. Individual or Joint/Group Filing (check Applicable Line)
_X_  Form filed by One Reporting Person
____  Form filed by More than One Reporting Person



          Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)
Common Stock, par value .001 per share

2.  Amount of Securities Beneficially Owned (Instr. 4)
1,017,515

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)
D

4.  Nature of Indirect Beneficial Ownership (Instr. 5)
N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
Unexercised, Non-Qualified Stock Options

2.   Date Exercisable and Expiration Date
     (Month/Day/Year)

Date Exercisable
12/31/97

Expiration Date
12/31/2007

3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title
Common Stock, par value .001 per share


Amount or Number of Shares
104,000

4. Conversion or Exercise Price of Derivative Security
$.01

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
(Instr. 5)
D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)
N/A

Explanation of Responses:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ Gaylord M. Karren         1/28/99
Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

240925